Exhibit (a)(1)(D)

CONFIDENTIAL

January 14, 2026

As an investor in TCW Direct Lending VIII LLC, (“DL VIII”) you should have earlier received an email containing information regarding an exchange offer pursuant to which you may elect to tender all or a portion of your units in DL VIII in exchange for an equal number of shares of units of TCW Specialty Lending LLC (the “Perpetual Fund”), a perpetual business development company which will continue the investment strategy of DL VIII. This email was sent from Private.Funds@tcw.com. DL VIII unitholders have the option to either:

•	continue to hold units in DL VIII for the duration of DL VIII’s remaining term; or

•

exchange some or all of their units for an equivalent number of Perpetual Fund units in a newly formed limited liability company that will elect to be treated as a business development company under the Investment Company Act of 1940, as amended and a regulated investment company under Subchapter M of the United States Internal Revenue Code of 1986, as amended, and will generally operate as DL VIII is described to operate in its offering documents, but with an extended commitment period and term.

To participate in the exchange offer, unitholders must deliver their completed Submission Package (as defined in the offer to exchange memorandum distributed to unitholders in connection with the exchange offer), which must be received at the contact information below prior to February 20, 2026 at 5:00 p.m. New York City time.

I wanted to alert you to the fact that you will be contacted and encourage you to respond with your availability to discuss this option further with us. Please feel free to contact Hudson Evei at (617) 936-2277 or via e-mail at hudson.evei@tcw.com if you have questions.

Thank you,

David Wang

To submit your Submission Package, or if you have any procedural questions or need assistance with respect to the Submission Package, or would like to request copies of the Offer to Exchange, the other Offering Materials or the information incorporated by reference in the Offer to Exchange, please contact the Adviser at:

TCW Direct Lending VIII LLC

c/o TCW Asset Management Company LLC

515 South Flower Street

Los Angeles, CA 90071

Attention: TCW Client Services

Email:

tcwprivatefunds@tcw.com

Telephone:

(213) 244-0531